Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of Recovery Energy, Inc. of our report dated March 29, 2012, relating to our audits of the consolidated financial statements and internal control over financial reporting, appearing in the Prospectus, which is part of this Registration Statement.

Our report dated March 29, 2012, on the effectiveness of internal control over financial reporting as of December 31, 2011, expressed an opinion that Recovery Energy, Inc. had not maintained effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Hein & Associates LLP

Denver, Colorado
January 18, 2013